# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Group Inc., CIK 0001796022
CUSIP: 85914M107
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 277 PARK AVENUE, 45TH FLOOR, NEW YORK, New York (NY), 10172
Date of event which requires filing of this statement: 01/06/2025
Amends the filing with accession number 0001193125-20-250166
Filed by CIK 0001822443
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, 277 PARK AVENUE, 45TH FLOOR, NEW YORK, New York (NY), 10172, (212) 351-6100

## Reporting persons
- Monte M. Brem (CIK 0001822443): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 42,462,212; sole dispositive power 2,276,888; shared dispositive power 0; aggregate amount beneficially owned 42,462,212 (38.6% of the class)
- Scott W. Hart: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 42,462,212; sole dispositive power 3,227,775; shared dispositive power 0; aggregate amount beneficially owned 42,462,212 (38.6% of the class)
- Jason P. Ment: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 42,462,212; sole dispositive power 1,185,557; shared dispositive power 0; aggregate amount beneficially owned 42,462,212 (38.6% of the class)
- Jose A. Fernandez: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 42,462,212; sole dispositive power 5,031,021; shared dispositive power 0; aggregate amount beneficially owned 42,462,212 (38.6% of the class)
- Michael I. McCabe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 42,462,212; sole dispositive power 3,764,674; shared dispositive power 0; aggregate amount beneficially owned 42,462,212 (38.6% of the class)
- Thomas Keck: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 42,462,212; sole dispositive power 4,297,248; shared dispositive power 0; aggregate amount beneficially owned 42,462,212 (38.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Name of issuer: StepStone Group Inc.
Address of issuer's principal executive offices: 277 PARK AVENUE, 45TH FLOOR, NEW YORK, New York (NY), 10172
Comment:
This statement on Schedule 13D (this "Statement") relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of StepStone Group Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 277 Park Avenue, 45th Floor, New York, NY 10172.

This amendment (the "Amendment") amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020, as amended on March 25, 2021, September 29, 2021, October 28, 2021, November 4, 2021, November 26, 2021, October 20, 2022, November 18, 2022, March 10, 2023, January 10, 2024, February 9, 2024, February 14, 2024, February 27, 2024, April 9, 2024, April 22, 2024, May 1, 2024, August 21, 2024, September 13, 2024 and December 5, 2024 (the "Original Filing" and, as amended by this Amendment, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed jointly by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Michael I. McCabe and Thomas Keck. The foregoing persons are referred to collectively as the "Reporting Persons." Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee. In addition, Messrs. Brem, Hart, Fernandez, McCabe and Keck are filing as the direct owners of more than 5% of the Class B units (the "Class B Units") of StepStone Group LP (the "Partnership").

The Reporting Persons constitute the current members of the Class B Committee. As described more fully below, pursuant to the Stockholders Agreement, the members of the Class B Committee have the right to direct the voting of certain shares of Class A Common Stock and Class B common stock, par value $0.001 per share (the "Class B Common Stock"), of the Issuer. As a result, the Reporting Persons may be deemed to have beneficial ownership over 42,462,212 shares of voting stock held by stockholders party to the Stockholders Agreement.
As of the date of this filing, the members of the Class B Committee collectively beneficially own, directly or indirectly, approximately 34.0% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, and the parties to the Stockholders Agreement (inclusive of the Class B Committee) collectively hold, directly or indirectly, approximately 62.5% of the aggregate voting power of the Class A Common Stock and Class B Common Stock. As a result of the arrangement set forth in the Stockholders Agreement, the Class B Committee is expected to control the outcome of matters submitted to the Issuer's stockholders until a Sunset has occurred.

(a) As of the date of this Statement:

(i) Monte M. Brem beneficially owns 2,276,888 shares of Class A Common Stock as the beneficial owner of 2,276,888 Class B Units owned by MMAR HNL, LLC;

(ii) Scott W. Hart beneficially owns 3,227,775 shares of Class A Common Stock as the direct holder of 165,993 shares of Class A Common Stock and the beneficial owner of 3,061,782 Class B Units owned by a family trust;

(iii) Jason Ment beneficially owns 1,185,557 shares of Class A Common Stock as the direct holder of 57,308 shares of Class A Common Stock (including 16,622 RSUs that will vest within 60 days of the date of this Statement) and 1,128,249 Class B Units;

(iv) Jose A. Fernandez beneficially owns 5,031,021 shares of Class A Common Stock as the direct holder of 8,920 shares of Class A Common Stock, the beneficial owner of 3,416,601 Class B Units owned by a family trust and the beneficial owner of 1,605,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v) Michael I. McCabe beneficially owns 3,764,674 shares of Class A Common Stock as the direct holder of 673,316 shares of Class A Common Stock and 1,906,142 Class B Units and as the beneficial owner of 247,800 shares of Class A Common Stock and 937,416 Class B Units owned by a family trust, for which Mr. McCabe's spouse has sole voting power;

(vi) Thomas Keck beneficially owns 4,297,248 shares of Class A Common Stock as the beneficial owner of 100,750 shares of Class A Common Stock and 2,551,124 Class B Units owned through a family trust, in which Mr. Keck shares voting power with his spouse, and the beneficial owner of 1,645,374 Class B Units owned by Cresta Capital, LLC; and

(vii) The Reporting Persons collectively beneficially own 42,462,212 shares of voting stock held by Class A stockholders, Class B stockholders, Class C unitholders and Class D unitholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Each of the Reporting Persons may be deemed to have beneficial ownership over 42,462,212 shares of voting stock held by Class A stockholders, Class B stockholders, Class C unitholders and Class D unitholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 38.6% of Class A Common Stock outstanding (assuming that the 32,954,103 Class B Units, 965,761 Class C Units and 292,974 Class D Units subject to the Stockholders Agreement and eligible to be exchanged are exchanged), which have been omitted from the table below.

Number of Percentage of
Shares Class
With A Common
Dispositive Stock
Reporting Person Power Outstanding(1)
Monte M. Brem 2,276,888 2.9%
Scott W. Hart 3,227,775 4.1%
Jason P. Ment 1,185,557 1.5%
Jose A. Fernandez 5,031,021 6.2%
Michael I. McCabe 3,764,674 4.8%
Thomas Keck 4,297,248 5.4%

(1) Based on 75,841,118 shares of Class A Common Stock issued and outstanding as of January 7, 2025, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units, Class C Units or Class D Units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:
Other than the transaction described below and disclosed in the Original Filing, the Reporting Persons have not effected any transactions involving the beneficial ownership of Class A Common Stock during the 60 days prior to the date of this Statement.

On December 31, 2024, Mr. Keck made a bona fide gift of 50,000 Class B Units in the Partnership owned by a family trust.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

2. Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).

3. Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).

4. Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).

5. Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).

6. Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 20, 2021).

7. Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K filed with the SEC on September 20, 2021).

8. Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed with the SEC on February 7, 2024).

9. Class D Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed with the SEC on May 31, 2024)

24.1 Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

24.2 Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

24.3 Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

24.4 Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

24.5 Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

24.6 Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

## Signatures
- Monte M. Brem: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jennifer Ishiguro, Attorney-in-Fact (01/08/2025)
- Scott W. Hart: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jennifer Ishiguro, Attorney-in-Fact (01/08/2025)
- Jason P. Ment: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jennifer Ishiguro, Attorney-in-Fact (01/08/2025)
- Jose A. Fernandez: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jennifer Ishiguro, Attorney-in-Fact (01/08/2025)
- Michael I. McCabe: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jennifer Ishiguro, Attorney-in-Fact (01/08/2025)
- Thomas Keck: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jennifer Ishiguro, Attorney-in-Fact (01/08/2025)